UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces adherence to the economic subvention for diesel oil commercialization

—

Rio de Janeiro, March 12, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors, at a meeting held today, approved the company’s adherence to the economic subvention for the commercialization of road diesel oil in Brazil’s national territory, established by Provisional Measure (MP) No. 1,340, dated March 12, 2026.

Given the optional nature of the program and its potential additional benefit, this adherence is considered compatible with the company’s interests.

The effective signing of the adherence agreement will be subject to the publication and analysis of regulatory instruments by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP) related to the reference price, which are necessary for the operationalization of the economic subvention.

It is important to note that Petrobras maintains its commercial strategy, taking into account its market share, the optimization of its refining assets, and profitability on a sustainable basis, avoiding the transfer to domestic prices of the cyclical volatility of international prices and of the exchange rate.

This adherence preserves the company’s flexibility in implementing its commercial strategy. Petrobras remains committed to responsible, balanced, and transparent conduct.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer